Exhibit 99.17

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
30 January 2006	113,106

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to seven participant Directors and PDMRs in the Company’s Share Matching Scheme following the vesting of awards upon the satisfaction of the performance conditions.

These shares were previously contingent rights for each relevant Director and PDMR.

Name	Number of shares transferred
Gareth Davis	39,614
Robert Dyrbus	24,848
David Cresswell	12,101
Frank Rogerson	12,857
Graham Blashill	11,723
Kathryn Brown	2,131
Alison Cooper	9,832

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 658,467 ordinary shares of 10p each in the Company.

Copies of our announcements are available on our website:  www.imperial-tobacco.com

Trevor Williams

Deputy Company Secretary